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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24841

RECEIVED MAR 25 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southampton Investment Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SOUTHAMPTON INVESTMENT SERVICES, INC. 1476 ROSEBUD ROAD SOUTHAMPTON, PA 18966

SOUTHAMPTON INVESTMENT SERVICES, INC. 1476 ROSEBUD ROAD SOUTHAMPTON, PA 18966

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DINESH S. SHAH (215) 322-8530

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICCARDI MICHAEL E.

(Name – *if individual, state last, first, middle name*)

16 S. STATE ST. NEWTOWN PA 18940

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/29

OATH OR AFFIRMATION

I, DINESH S. SHAH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOUTHAMPTON INV. SER. INC., as of 12-31-, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Dinesh S. Shah

Signature

President

Title

Kathleen M Orlando 3/17/05

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Kathleen M. Orlando, Notary Public
Upper Southampton Twp., Bucks County
My Commission Expires Feb. 17, 2008
Member, Pennsylvania Association Of Notaries

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ CASH FLOW FROM OPERATIONS

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[ruby note suppressed]

SOUTHAMPTON INVESTMENT SERVICES, INC.
1476 ROSEBUD ROAD
SOUTHAMPTON, PA 18966

CASH FLOW FROM OPERATIONS FOR YEAR 2004

NET EARNINGS	$4,830.93
CHANGES IN OPERATING ASSETS AND LIABILITIES	
Net change in Sws a/c	110.141.22
Increase in Securities owned	-114,619.29
Increase in Other Liabilities	49.43
NET CASH PROVIDED BY OPERATIONS	$303.43
Cash at the Beginning of the Year	576.86
Cash at the End of the Year	$880.29

SOUTHAMPTON INVESTMENT
SERVICES, INC.
1476 ROSEBUD ROAD
SOUTHAMPTON, PA 18966

SOUTHAMPTON INVESTMENT
SERVICES, INC.
1476 ROSEBUD ROAD
SOUTHAMPTON, PA 18966

SOUTHAMPTON INVESTMENT
SERVICES, INC.
1476 ROSEBUD ROAD
SOUTHAMPTON, PA 18966